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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                    HEARx Ltd
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                       -----------------------------------
                         (Title of Class of Securities)

                                    422360107
                       -----------------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 7, 1996
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                              Exhibit Index: Page 6

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                                  SCHEDULE 13D

CUSIP No. 422360107                                           Page 2 of 11 Pages

1          Name of Reporting Person
           S.S. or I.R.S. Identification No. of Above Person
                     Mr. George Soros (in his personal capacity)

2          Check the Appropriate Box If a Member of a Group*
                                     a. / /
                                     b. / /

3          SEC Use Only

4          Source of Funds*
                     PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6          Citizenship or Place of Organization
                     United States

                               7          Sole Voting Power
 Number of                                          2,841,423
   Shares
Beneficially                   8          Shared Voting Power
  Owned By                                          0
    Each
  Reporting                    9          Sole Dispositive Power
   Person                                           2,841,423
    With
                               10         Shared Dispositive Power
                                                    0

11         Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    2,841,423

12         Check Box If the Aggregate Amount in Row (11) Excludes Certain
           Shares*                                                      / /

13         Percent of Class Represented By Amount in Row (11)
                                          4.13%

14         Type of Reporting Person*
                     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                              Page 3 of 11 Pages

           This statement on Schedule 13D relates to shares of common stock, $0.10 par value (the "Shares"), of HEARx Ltd. (the "Issuer") and amends the initial statement on Schedule 13D dated February 5, 1996 (the "Initial Statement"). This Amendment No. 1 is being filed by the Reporting Person to report, among other things, the recent redemption of the Senior Preferred Stock and acquisition of Additional Class A Warrants (as such is defined below). Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as set forth herein.

Item 3.    Source and Amount of Funds or Other Consideration.

           On May 6, 1996, the Investors which hold a majority of the Issuer's Senior Preferred Stock (collectively, the "Majority"), including the Reporting Person, consented (the "Consent") to the issuance by the Issuer of one or more newly designated series of convertible preferred stock in offerings (the "Offerings") made pursuant to Regulation S and Regulation D promulgated under the Securities Act of 1933, as amended, in an aggregate amount not to exceed $30,000,000. A copy of the Consent is attached as Exhibit H hereto.

           In connection with the Consent, the Issuer delivered to the Investors an agreement (the "May Agreement"), in the form attached as Attachment A to the Consent, pursuant to which the Issuer agreed to, among other things, the following: (i) the application of $6,000,000 from the proceeds of the Offerings and/or otherwise available funds to redeem all outstanding 1996 Senior Preferred Stock in accordance with the Senior Preferred Certificate filed with the Secretary of State of the State of Delaware on January 26, 1996, and (ii) within 10 days of the date of the May Agreement, the issuance and delivery to the holders of Class A Warrants sold pursuant to the Stock Purchase Agreement additional warrants (the "Additional Class A Warrants") to purchase a total of 161,390 Shares which shall have terms identical to the Class A Warrants, a copy of the form of which (the "Class A Form") was attached as Exhibit B to the Initial Statement (the number of Shares underlying the Additional Class A Warrants to be issued and delivered to each such holder shall be in the same proportion as the number of Shares underlying Class A Warrants currently held by such holder bears to the total number of Shares underlying all Class A Warrants currently outstanding). Therefore, pursuant to the terms of the Consent and the May Agreement, the Reporting Person received $1,540,000 for the redemption of his 1,540 shares of Senior Preferred Stock and 41,423 Additional Class A Warrants. In addition, pursuant to the terms of the Class B Form, a copy of which is attached as Exhibit D to the Initial Statement, due to the redemption of the Senior Preferred Stock prior to the exercise of the Class B Warrants, the Class B Warrants were automatically redeemed at a price of $0.01 per Share underlying the Class B Warrants. As such, the Reporting Person received approximately $10,267 for the redemption of his 1,026,666 Class B Warrants.

Item 4.    Purpose of Transaction.

           The Reporting Person acquired 41,423 Additional Class A Warrants (which may be converted into 41,423 Shares) pursuant to the terms of the May Agreement. Pursuant to the terms of the May Agreement and the Class A Form, the Additional Class A Warrants may be exercised at a price of $0.55 per Share (subject to adjustment as provided in the Class A Form) for a period of five years from the date of issuance.

           The Reporting Person has entered into the transaction described herein with respect to the securities of the Issuer held for his account for investment purposes and pursuant to the terms of each of the documents discussed herein.

           Except as set forth above and as previously described in the Initial Statement, the Reporting Person has no present plans or proposals that would result in any change in the business, policies,

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                                                              Page 4 of 11 Pages

management, structure or capitalization of the Issuer. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies, market conditions and other factors.

Item 5.    Interest in Securities of the Issuer.

     (a) The aggregate number of Shares of which the Reporting Person may be deemed a beneficial owner is 2,841,423 (approximately 4.13% of the total number of Shares which would be outstanding assuming the exercise by the Reporting Person of all of the presently exercisable derivative securities which he holds). This number consists of: (i) 2,800,000 Shares issuable upon exercise of the Class A Warrants issued to the Reporting Person pursuant to the Stock Purchase Agreement and (ii) 41,423 Shares issuable upon exercise of the Additional Class A Warrants issued to the Reporting Person pursuant to the May Agreement.

     (c) Except as described in Items 3 and 4 hereof, which is incorporated in this Item 5(c) by reference, there have been no transactions in the Shares effected since March 14, 1996 (60 days prior to the date hereof) by the Reporting Person.

     (e) The Reporting Person ceased to be the beneficial owner of five percent or more of the outstanding Shares on March 15, 1996 (assuming conversion of all derivative securities held by the Reporting Person which were exercisable on such date) as a result of the increase in the total number of Shares outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described in Items 3 and 4 hereto and the Initial Statement, which is incorporated in this Item 6 by reference, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

     (a) Stock Purchase Agreement, dated January 26, 1996, between HEARx Ltd., Invemed Associates, Inc. and the Investors (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

     (b) The form of the Class A Warrants issued pursuant to the Agreement (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

     (h) The Consent, dated May 6, 1996, by the Investors holding a majority of the shares of the Issuer's Senior Preferred Stock.

     (i) Power of Attorney dated April 16, 1996 granted by Mr. George Soros in favor of Mr. Sean Warren.

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                                                              Page 5 of 11 Pages

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 13, 1996                           GEORGE SOROS

                                              By:       /s/ Sean C. Warren
                                                        ----------------------
                                                        Sean C. Warren
                                                        Attorney-in-Fact

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                                                              Page 6 of 11 Pages

                                INDEX OF EXHIBITS

  EXHIBIT                                                                   PAGE
  -------                                                                   ----

      H     The Consent, dated May 6, 1996, by the Investors holding a
            majority of the shares of the Issuer's Senior Preferred Stock      7

      I     Power of Attorney dated April 16, 1996 granted by Mr. George
            Soros in favor of Mr. Sean Warren                                 11

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                                                              Page 7 of 11 Pages

                                    Exhibit H

HEARx Ltd.
471 Spencer Drive
West Palm Beach, FL  33049

Ladies and Gentlemen:

In order to induce those potential investors in the proposed equity financing by HEARx Ltd. (the "Company") involving the issuance of 1996 Convertible Preferred Stock, Series B-1 and Series B-2 (the "Financing"), to proceed with their investment, the undersigned holders of at least 66 2/3% of the "Registrable Securities," as such term is defined in the Registration Rights Agreement, dated January 26, 1996, by and among the Company, Invemed Associates, Inc. ("Invemed") and the Investors (the "Investors") listed therein (the "January Registration Rights Agreement") hereby agree as follows, provided that (i) all of the Company's 1996 Preferred Stock, par value $1.00 per share, has been redeemed by the Company in accordance with the Certificate of Designations, Preferences and Rights of the 1996 Preferred Stock, par value $1.00 per share, of the Company, filed with the Secretary of State of the State of Delaware on January 26, 1996 and (ii) the Company shall deliver to Invemed and the Investors its agreement, in the form attached as Attachment A to the Written Consent of Holders of a Majority of the Shares of 1996 Senior Preferred Stock, par value $1.00 per share, of the Company, of even date herewith, that: (x) it shall, within 10 days of the date hereof, issue and deliver to the holders of the Class A Warrants (the "Class A Warrants") sold pursuant to the Stock Purchase Agreement, dated January 26, 1996, among the Company, Invemed and the Investors (the "Stock Purchase Agreement") additional warrants to purchase a total of 161,390 shares of Common Stock of the Company, $.10 par value (the "Additional Class A Warrants"), which shall have terms identical to the Class A Warrants (the number of shares underlying the Additional Class A Warrants to be issued and delivered to each such holder shall be in the same proportion as the number of shares underlying Class A Warrants currently held by such holder bears to the total number of shares underlying all Class A Warrants currently outstanding); (y) it shall, within 10 days of the date hereof, issue and deliver to the holders of the Invemed Warrants (as defined in the Stock Purchase Agreement), additional warrants to purchase a total of 32,278 shares of Common Stock of the Company, $.10 par value (the "Additional Invemed Warrants"), which shall have terms identical

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                                                              Page 8 of 11 Pages

to the Invemed Warrants (the number of shares underlying the Additional Invemed Warrants to be issued and delivered to each such holder shall be in the same proportion as the number of shares underlying Invemed Warrants currently held by such holder bears to the total number of shares underlying all Invemed Warrants currently outstanding); and (z) Invemed has no obligation to return any Invemed Warrants to the Company pursuant to Section 6.1 of the Stock Purchase Agreement (with respect to Clauses (x) and (y) above, the number of shares underlying warrants issued to each holder shall be subject to adjustment by Invemed to eliminate fractions):

           1. The holders of registration rights pursuant to a Registration Rights Agreement to be executed in connection with the Financing (the "Financing Holders") may exercise one demand registration right that excludes any securities that holders of Registrable Securities could otherwise include in such registration by virtue of "piggyback" registration rights that holders of Registrable Securities now hold, provided, that the holders of Registrable Securities may exclude from a demand registration initiated by holders of Registrable Securities, securities the Financing Holders may otherwise include by virtue of their "piggyback" registration rights.

           2. The holders of the 1996 Convertible Preferred Stock, Series B-1 and Series B-2 shall not be subject to the limitation set forth in paragraph 4(b) of the January Registration Rights Agreement so long as any public sale or distribution of Common Stock by such holders is (a) pursuant to the Form S-3 registration statement contemplated by paragraph 2(a) of the Registration Rights Agreement attached hereto as Exhibit A (but the attachment of such agreement hereto shall not constitute our approval of any of the terms set forth therein); or (b) pursuant to Rule 144 under the Securities Act of 1933.

This letter may be executed in one or more counterparts, and shall be effective when at least one counterpart has been executed by holders of 66 2/3% of the Registrable Securities

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                                                              Page 9 of 11 Pages

The undersigned have executed this consent letter as of the 7th day of May, 1996.

Very truly yours,
                                                 No. of Registrable
                                                     Securities

/s/ George Soros                                      3,826,666
- ----------------------------
George Soros

/s/ Stanley Druckenmiller                             2,484,849
- ----------------------------
Stanley Druckenmiller

/s/ Gary Gladstein                                      621,213
- ----------------------------
Gary Gladstein

/s/ Elizabeth Larson                                    745,455
- ----------------------------
Elizabeth Larson

/s/ Kenneth G. Langone                                3,844,999
- ----------------------------
Kenneth G. Langone


- ----------------------------                            248,485
Bruce M. Langone

/s/ Cristina H. Kepner                                  583,227
- ----------------------------
Cristina H. Kepner

/s/ Carlisle Jones                                      174,242
- ----------------------------
Carlisle Jones

/s/ Harris Berenholz                                    174,242
- ----------------------------
Harris Berenholz

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                                                             Page 10 of 11 Pages

                                  Attachment A

To the Investors listed on Schedule A (the "Investors") of the Stock Purchase Agreement by and among HEARx Ltd. (the "Company"), Invemed Associates, Inc. ("Invemed") and the Investors, dated January 26, 1996 (the "Stock Purchase Agreement"):

We have asked the holders of a majority of the outstanding 1996 Preferred Stock, par value $1.00 per share, to consent to certain offerings of Preferred Stock of the Company pursuant to Regulations D and S promulgated under the Securities Act of 1933, as amended. In consideration of the delivery of such consent, the receipt of which is hereby acknowledged, we hereby agree as follows:

           1. The Company shall, within 10 days of the date hereof, issue and deliver to the holders of the Class A Warrants sold pursuant to the Stock Purchase Agreement (the "Class A Warrants") additional warrants to purchase a total of 161,390 shares of Common Stock of the Company, $.10 par value (the "Additional Class A Warrants"), which shall have terms identical to the Class A Warrants (the number of shares underlying the Additional Class A Warrants to be issued and delivered to each such holder shall be in the same proportion as the number of shares underlying Class A Warrants currently held by such holder bears to the total number of shares underlying all Class A Warrants currently outstanding). The number of shares underlying warrants issued to each holder shall be subject to adjustment by Invemed Associates, Inc. to eliminate fractions.

           2. The Company shall, within 10 days of the date hereof, issue and deliver to the holders of the Invemed Warrants (as defined in the Stock Purchase Agreement), additional warrants to purchase a total of 33,278 shares of Common Stock of the Company, $.10 par value (the "Additional Invemed Warrants"), which shall have terms identical to the Invemed Warrants (the number of shares underlying the Additional Invemed Warrants to be issued and delivered to each such holder shall be in the same proportion as the number of shares underlying Invemed Warrants currently held by such holder bears to the total number of shares underlying all Invemed Warrants currently outstanding). The number of shares underlying warrants issued to each holder shall be subject to adjustment by Invemed Associates, Inc. to eliminate fractions.

           3. Invemed Associates, Inc. has no obligation to return any Invemed Warrants to the Company pursuant to Section 6.1 of the Stock Purchase Agreement.

Very truly yours,

HEARx, Ltd.

/s/ Paul A. Brown                                Dated:  May 6, 1996
- -----------------------------------
By:  Paul A. Brown, M.D., President

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                                                             Page 11 of 11 Pages

                                    EXHIBIT I

                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint SEAN C. WARREN as my agent and attorney in fact for the purpose of executing in my name, in my personal capacity or in my capacity as sole proprietor of Soros Fund Management all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities or other investments, and any other documents relating or ancillary thereto, including but not limited to, all documents relating to filings with the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(f) and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument this 16th day of April, 1996.

                                                         /s/ George Soros
                                                         -------------------
                                                         GEORGE SOROS